VIA EDGAR

March 13, 2025

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Community Healthcare Trust Incorporated Acceleration Request for Registration Statement on Form S-3 File No. 333-285041

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Community Healthcare Trust Incorporated (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 17, 2025 at 4:30 pm, Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions, or once the Registration Statement is effective, please contact our counsel, Tonya Mitchem Grindon of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, by email at tgrindon@bakerdonelson.com or by telephone at (615) 726-5607.

Sincerely,

Community Healthcare Trust Incorporated

/s/ David H. Dupuy
David H. Dupuy
Chief Executive Officer and President

cc:	Tonya Mitchem Grindon
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC